Ora T. Fisher	140 Scott Drive
Partner	Menlo Park, California 94025
Direct Dial: +650.463.2616	Tel: +1.650.328.4600 Fax: +1.650.463.2600
ora.fisher@lw.com	www.lw.com

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Staff Accountant	Munich	Washington, D.C.
Division of Corporation Finance
Securities and Exchange Commission	File No. 035547-0019
100 F Street, N.W.
Washington, D.C. 20549

Re:	Symmetricom, Inc.
Item 4.02 Form 8-K
Filed April 23, 2008
File No. 000-02287

Dear Mr. Mew:

On behalf of Symmetricom, Inc., a Delaware corporation (the “Company”), we are responding to the comments in the Staff’s letter of April 24, 2008 with respect to the above-referenced Item 4.02 Form 8-K filed on April 23, 2008 (the “Form 8-K”).  For your convenience, each response below corresponds to the italicized comment that immediately precedes it, which has been reproduced from your letter.

Form 8-K filed April 23, 2008

1.                                      Please tell us whether you intend to file restated financial statements.  If so, tell us how, and when, you will do so.

As disclosed in the Form 8-K, the Company’s Audit Committee of its Board of Directors  concluded on April 17, 2008 that the financial statements of the Company for the annual fiscal periods ended June 30, 2002 through July 1, 2007 and the quarterly period ended September 30, 2007 should no longer be relied upon.  The Company supplementally advises the Staff that the Company intends to file restated financial statements and has commenced procedures in connection therewith.  In that regard, the Company intends to separately submit a waiver request letter to the Office of Chief Accountant, Division of Corporation Finance to respectfully request that the Staff of the Division of Corporation Finance waive any requirement that the Company file any individual amendments to the Company’s Annual Reports on Form 10-K for its fiscal years ended in 2002 through 2006, or to the Company’s individual Quarterly Reports on Form 10-Q with respect to the quarters in fiscal years 2002 through 2007.  If granted, the waiver would instead permit the Company to include the following in an amendment to the Company’s Annual Report on Form 10-K for the fiscal year ended July 1, 2007:

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(i)                                     Item 1A.  Risk Factors.   Revised risk factors, consistent with Item 503(c) of Regulation S-K, to reflect the other revisions to the Form 10-K;

(ii)                                  Item 6.  Selected Financial Data.  Restated selected financial data, consistent with the requirements of Item 301 of Regulation S-K, for the five fiscal years through July 1, 2007 and a table showing the effect on Net Income, both before and after tax, for all six years affected by the restatement;

(iii)                               Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations. Narrative disclosure as appropriate for fiscal 2007 and other periods affected by the restatement, consistent with the requirements of Item 303 of Regulation S-K;

(iv)          Item 8.  Financial Statements and Supplementary Data.

 •             Restated annual financial statements for fiscal 2005, 2006 and 2007;

 •             Restated selected quarterly financial information for the eight quarters in fiscal 2006 and 2007, consistent   with the requirements of Item 302 of Regulation S-K; and

(v)                                 Item 9A.  Controls and Procedures.  Revised disclosure regarding disclosure controls and procedures and internal controls over financial reporting, consistent with Item 307 and Item 308 of Regulations S-K.

If the Staff grants the referenced waiver, the Company presently expects to file a Form 10-K/A (Amendment No. 1) for its fiscal year ended July 1, 2007 (the “Form 10-K/A”) by June 30, 2008.   In addition, and consistent with the approach outlined above, the Company presently expects to file a Form 10-Q/A (Amendment No. 1) for the quarterly period ended September 30, 2007 (the “Form 10-Q/A”) by June 30, 2008.  The Company undertakes to advise the Staff promptly in the event the Company determines that the Form 10-K/A or the Form 10-Q/A will not be filed by June 30, 2008.

2.                                      Please tell us if your certifying officers have considered the effect of the errors on the accuracy of prior disclosures regarding disclosure controls and procedures under Item 307 of Regulation S-K.  If such officers have concluded that their previous conclusions regarding effectiveness were incorrect with respect to the periods to be restated, you should disclose this determination.  Otherwise, please explain to us why the discovery of these errors did not affect your conclusions regarding the effectiveness of disclosure controls and procedures.

The Company supplementally advises the Staff that the Company’s principal executive officer and principal financial officer are currently evaluating the effect of the errors on the accuracy of prior disclosures regarding disclosure controls and procedures under Item 307 of Regulation S-K as of July 1, 2007, the end of the period covered by the Annual Report on Form 10-K for fiscal year ended July 1, 2007 and as of September 30, 2007, the end of the period

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covered by the Quarterly Report on Form 10-Q for the end of the period covered by the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007.  The conclusions of these officers will be reflected in the Form 10-K/A and Form 10-Q/A consistent to the response above, and are expected to be filed no later than Monday, June 30, 2008 as referenced above.  The foregoing response is based upon the Company’s receipt of the waiver letter referenced above.

*              *              *              *              *

In addition, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please feel free to call the undersigned at (650) 463-2616 to discuss them.

Very truly yours,

/s/ Ora T. Fisher
Ora T. Fisher
of LATHAM & WATKINS LLP

cc:	William Slater
William T. Dee